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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2002

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant's name into English)

#500, 56 East 2nd Avenue, Vancouver, B.C., Canada, V5T 1B1
(Address of principal executive office)

        [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F    ☒                Form 40-F    ☐

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐                No    ☒

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

December 18, 2002
FOR IMMEDIATE RELEASE

PEACE ARCH ENTERTAINMENT ENTERS INTO ACQUISITION AND
FINANCING AGREEMENT

        VANCOUVER, BC—Peace Arch Entertainment Group Inc. ("Peace Arch") (AMEX: "PAE"; TSE: "PAE.A", "PAE.B"), a leading independent television production company in Canada, today announced that it has entered into an agreement ("Agreement") to acquire certain shares and assets held by CPC Communications Inc. ("CPC") and the forward business of GFT Entertainment ("GFT"), a private Toronto based company. GFT is one of Canada's largest independent producers of theatrical motion pictures.

        Pursuant to the terms of the Agreement, Peace Arch is to issue 8,333,333 Class B Subordinate Voting Shares at a deemed price of CAD $0.30 per share for a total purchase price of $2.5 million. As part of the transaction, effective December 20, 2002, GFT President Gary Howsam, a leading producer with over 20 years of experience in the motion picture industry at an executive level, is to become the Chief Executive Officer of Peace Arch. The Company's board of directors is to be reconstituted in favor of members with experience in the motion picture industry.

        The Agreement also provides that the Company will issue, by way of private placement, 5 million Class B Subordinate Voting Shares at a price of $0.30 per share for cash proceeds of $1.5 million to four unrelated investors. The proceeds are intended to be used for general working capital for the combined operations of the two companies.

        The Company also announced that, subject to the closing of these acquisition and financing transactions, it has entered into an agreement with its creditor, Fremantle Media ("Fremantle"), which restricts Fremantle's repayment to the income streams from the business, assets and undertaking of Peace Arch immediately prior to closing the acquisition and financing transactions, with no set payment dates, and restricts Fremantle's security to such assets. During the 90 days commencing January 1, 2005 at Fremantle's option, the unpaid balance, if any, of Fremantle's $7.6 million debt can be converted into Class B Subordinate Voting Shares of the Company at a price equal to the lesser of CAD $5.00 and the 30 day average trading price prior to January 1, 2005, but in no event less than CAD $3.00 per share.

        The Company also announced that, subject to the closing of the acquisition and financing transactions, Comerica Bank—California ("Comerica") has agreed to release the Company from its loan guarantee in the amount of US $1.075 million. With the exception of the project security interest that was originally pledged, the guarantee will remain an unsecured liability with no set maturity date. Payment under the guarantee will be restricted to the income streams from the business, assets and undertaking of the Company immediately prior to the acquisition and financing transactions, subject to priority interests including Fremantle's repayment. During the 90 days commencing January 1, 2006 at Comerica's option, the unpaid balance, if any, of the loan guarantee can be converted into Class B Subordinate Voting Shares of the Company at a price of CAD $5.00 per share.

        The above transactions, which are expected to close simultaneously in January, are subject to regulatory and shareholder approval.

        Juliet Jones, President and Chief Executive Officer of Peace Arch Entertainment stated, "This acquisition will add the revenues and expertise necessary to make this company perform." Ms. Jones continued, "The combination of the acquisition and financing transactions and the further restructuring of our debt will put Peace Arch in a much stronger financial position."

        Gary Howsam, President of GFT stated, "Conveying GFT's forward film business into Peace Arch should enhance our efforts to build a strong independent motion picture company in Canada."

        Peace Arch Entertainment Group Inc. creates, develops, produces and distributes proprietary film and television programming for worldwide markets and is headquartered in Vancouver, British Columbia. Additional information can be found on the Company's website at www.peacearch.com.

  This press release includes statements that may constitute forward-looking statements, usually containing the words "believe", "estimate","project", "expect", or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

For media inquires, please contact:

Michelle Larmer
Peace Arch Entertainment Group Inc.
Tel: (604) 681-9308
Email: mlarmer@peacearch.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc. (Registrant)
Date	December 18, 2002	By	/s/ JULIET JONES (Signature)* Juliet Jones, President and CEO
*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.    Rule as to Use of Form 6-K,

        This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.    Information and Document required to be Furnished,

        Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was—ade public by that exchange, or (iii) distributes or is required to distribute to its security holders.

        The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

        This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

        If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.    Preparation and Filing of Report

        This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D.    Translations of Papers and Documents into English

        Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

        Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

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PEACE ARCH ENTERTAINMENT ENTERS INTO ACQUISITION AND FINANCING AGREEMENT
SIGNATURES
GENERAL INSTRUCTIONS